Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-173672

July 7, 2011

John Deere Capital Corporation

$500 million 3.900% Senior Notes Due July 12, 2021

Issuer:	John Deere Capital Corporation
Ratings*:	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by Standard and Poor’s Ratings Services
Note Type:	Medium Term Notes, Series E
Issue Size:	$500 million
Trade Date:	July 7, 2011
Settlement Date (T+3):	July 12, 2011
Maturity Date:	July 12, 2021
Benchmark Treasury:	3.125% due May 15, 2021
Benchmark Treasury Yield and Price:	3.143%; 99-27
Spread to Treasury:	77 basis points
Reoffer Yield:	3.913%
Coupon:	3.900%
Coupon Payment Dates:	Semi-Annually on January 12 and July 12, commencing on January 12, 2012 and ending on the maturity date
Day Count:	30 / 360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Provision:	N/A
Price to Public:	99.893%
Gross Spread:	0.475%
Net Proceeds (%):	99.418%
Net Proceeds ($):	$497,090,000
CUSIP:	24422ERE1
Joint Bookrunners:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BNP Paribas Securities Corp. Santander Investment Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll- free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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